

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2022

Davin Kazama
Chief Executive Officer
Pono Capital Three, Inc.
643 Ilalo Street, #102
Honolulu, HI 96813

> **Re: Pono Capital Three, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 10, 2022**
> **File No. 333-268283**

Dear Davin Kazama:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Risk Factors
If we seek shareholder approval..., page 35

1. We note disclosure that your sponsor, officers, directors, advisors and their affiliates may purchase shares in the open market from public shareholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

We may issue our shares to investors in connection with our initial business combination..., page 48

2.   We note your risk factors disclosure on page 48 that you may issue shares to investors in PIPE transactions at less than the market price at that time. Please expand your disclosure to describe how the terms of such financings may impact public shareholders.

Management, page 101

3.   For each director or director nominee, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Principal Shareholders, page 113

4.   Please revise to clarify who has or shares voting and dispositive control over the shares held by the Sponsor. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew M. Tucker, Esq.